BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON DECEMBER 06, 2018

1.            Date, Time and Place: Meeting held on December 06, 2018, at 10:00 a.m., by conference call.

2.            Summons and Presence: Summons was waived due to the presence of the totality of the members of the Board of Directors: Mr. Pedro Pullen Parente (“Mr. Pedro Parente”), Mr. Augusto Marques da Cruz Filho (“Mr. Augusto Cruz”), Mr. Dan Ioschpe (“Mr. Dan Ioschpe”), Mrs. Flávia Buarque de Almeida (“Mrs. Flávia Almeida”), Mr. Francisco Petros Oliveira Lima Papathanasiadis (“Mr. Francisco Petros”), Mr. José Luiz Osório (“Mr. José Osório”), Mr. Luiz Fernando Furlan (“Mr. Luiz Furlan”), Mr. Roberto Antonio Mendes (“Mr. Roberto Mendes”), Mr. Roberto Rodrigues (“Mr. Roberto Rodrigues”) and Mr. Walter Malieni Jr. (“Mr. Walter Malieni”).

3.            Presiding Board: Chairman: Pedro Pullen Parente. Secretary: Cristiana Rebelo Wiener.

4.            Agenda: (i) to approve and authorize the execution by the Company of private instrument of commitment of assignment and acquisition of performed and existing credit rights, free and clear of any charges or burdens, owned by the Company, deriving from forward commercial sale and purchase transactions of products originated within the activity of manufacture of products focused on the food sector executed by and between the Company and its corporate clients with regional scope, always in the local market, expressed in Brazilian reais, to the Receivables Investment Fund Clients BRF (“Assignment Agreement”); and (ii) to authorize the Company, by means of its legal representatives, to execute any and all documents necessary and perform any and all acts necessary for the fulfillment of item “i” above.

5.            Resolutions: The members approved, by unanimous votes and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda had been examined, the following matter was discussed and the following resolutions were taken:

5.1.       Execution of the Assignment Agreement. The members of the Board of Directors, under the terms of Article 23, item (xl) of the Bylaws, approved and authorized, by unanimous votes, the execution by the Company of the Assignment Agreement.

Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on December 06, 2018.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON DECEMBER 06, 2018

5.2.       Authorization to the Managers. The members of the Board of Directors authorized the Company, by means of its officers and legal representatives, as applicable, to execute any and all documents necessary and perform any and all acts necessary for the fulfillment of item 5.1 above.

6.            Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.            Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book No. 6, pages 79 to 81, of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, December 06, 2018.

____________________________

Cristiana Rebelo Wiener

Secretary

Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on December 06, 2018.